UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 25, 2023

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 1. Fundamental Change

Distribution Agreement

On September 25, 2023, Med-X, Inc. ("Med-X") executed a Distribution Agreement (the “Agreement”) with Ensystex Australasia PTY LTD (the "Company"). Pursuant to the terms and conditions of the Agreement, Med-X granted the Company the exclusive right to purchase, use, distribute, sell, market and promote certain products of Med-X in certain foreign countries.  The products shall be sold to the Company on prices agreed to on a case-by-case basis.  The Agreement has an initial term of five years, provided, that either party may terminate the Agreement upon ninety (90) days written notice.   The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 6.16, which is incorporated herein by reference.

ITEM 9. Exhibits to this Report

6.16	Distribution Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: September 27, 2023	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

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